UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 21, 2014

VISION-SCIENCES, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-20970	13-3430173
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS employer identification no.)

40 Ramland Road South Orangeburg, NY	10962
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: (845) 365-0600

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.     Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On December 21, 2014, Vision-Sciences, Inc., a Delaware corporation (“Vision-Sciences”), and Visor Merger Sub LLC, a Delaware limited liability company and of which the sole member is Vision-Sciences (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Uroplasty, Inc., a Minnesota corporation (“Uroplasty”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Uroplasty will merge with and into Merger Sub (the “Merger”), with Merger Sub continuing as the surviving company and for which the sole member is Vision-Sciences following the transaction.

Subject to the terms and conditions of the Merger Agreement, at the effective time and as a result of the Merger, each share of common stock of Uroplasty issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive 3.6331 shares of common stock of Vision-Sciences. No fractional shares of Vision-Sciences common stock will be issued with the Merger, and holders of Uroplasty common stock will be entitled to receive cash in lieu thereof. In addition, at the effective time and as a result of the Merger, all outstanding options to purchase shares of common stock of Uroplasty and other equity awards based on common stock of Uroplasty, which are outstanding immediately prior to the effective time of the Merger, will become, respectively, options to purchase shares of common stock of Vision-Sciences and, with respect to all other Uroplasty equity awards, awards based on common stock of Vision-Sciences, in each case, on terms substantially identical to those in effect prior to the effective time of the Merger, except for the adjustments to the underlying number of shares and the exercise price based on the exchange ratio used in the Merger and other adjustments as provided in the Merger Agreement. Upon completion of the Merger, Vision-Sciences shareholders will own approximately 37.5% and Uroplasty shareholders will own approximately 62.5% of the combined company on a fully-diluted basis, excluding shares of Vision-Sciences’ common stock issuable upon the conversion of Notes and Warrants held by Mr. Lewis C. Pell, Vision-Sciences’ Chairman (which have been amended in connection with the Merger Agreement as described below).

Pursuant to the terms of the Merger Agreement, as of the effective time of the Merger: (i) the board of directors of the combined company will consist of eight individuals, including five individuals who are nominees of the board of directors of Uroplasty immediately prior to the effective time and three individuals who are nominees of the board of directors of Vision-Sciences immediately prior to the effective time; (ii) Robert C. Kill will be appointed Chief Executive Officer of the combined company; (iii) Brett A. Reynolds will be appointed Senior Vice President, Chief Financial Officer and Corporate Secretary of the combined company; and (iv) the board of directors of Uroplasty will select the Chairman of the Board of the combined company. In addition, under the terms of the Merger Agreement, Vision-Sciences has agreed to take action necessary to list the shares of common stock of Vision-Sciences to be issued in connection with the Merger on the NASDAQ Capital Market, and to change its name to Cogentix Medical, Inc. and the trading symbol for its shares of common stock to “CGNT” upon the effective time of the Merger.

Each party’s obligation to implement the Merger is subject to certain customary conditions, including (i) the approval by Vision-Sciences shareholders of the Merger Agreement and issuance of shares of common stock of Vision-Sciences in connection with the Merger; (ii) the adoption of the Merger Agreement by Uroplasty shareholders holding a majority of the outstanding shares of common stock of Uroplasty; (iii) the absence of any action pending against Vision-Sciences, Merger Sub or Uroplasty seeking to enjoin the Merger, seeking material damages in connection with the Merger, or seeking to impose criminal liability on Vision-Sciences, Merger Sub or Uroplasty in connection with the Merger; (iv) the truth and accuracy of the other party’s representations and warranties in the Merger Agreement, generally subject to a Material Adverse Effect (as defined in the Merger Agreement) standard; and (v) the performance by the other party of all of its obligations and compliance with all of its covenants under the Merger Agreement in all material respects. Consummation of the Merger is further subject to a number of other conditions, including, but not limited to (a) the effectiveness of a Form S-4 registration statement, which will contain a joint proxy statement/prospectus, to be filed by Vision-Sciences with the Securities and Exchange Commission (the “SEC”) to register the shares of Vision-Sciences common stock to be issued in connection with the Merger; (b) the continued effectiveness of voting agreements with the executive officers and directors of the parties, as discussed below; (c) the continued effectiveness without amendment or modification of the amendments to the convertible notes and warrants held by Mr. Lewis C. Pell, as discussed below; and (d) other customary closing conditions.

Each of Vision-Sciences and Uroplasty has made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants that (i) each party will conduct its business in the ordinary course consistent with its past practice during the interim period between the execution of the Merger Agreement and the consummation of the Merger; (ii) each party will not engage in certain kinds of transactions or take certain actions during such period; (iii) each party will convene and hold a meeting of its shareholders for the purpose of considering the adoption and approval of the Merger Agreement, and in the case of Vision-Sciences, the additional related matters, including, among others, the amendment and restatement of Vision-Sciences’ certificate of incorporation and the adoption of one or more newly created equity benefit plans; and (iv) the board of directors of each party will recommend that its shareholders adopt and approve the Merger Agreement, in each case, subject to certain exceptions, and in the case of Vision-Sciences, the additional related matters, including, among others, the amendment and restatement of Vision-Sciences’ certificate of incorporation and the adoption of one or more newly created equity benefit plans.

Each party also has agreed not to (i) take certain actions to solicit proposals relating to alternative business combination transactions or (ii) subject to certain exceptions, including the receipt of a Superior Proposal (as such term is defined in the Merger Agreement), enter into discussions or an agreement concerning or provide confidential information in connection with any proposals for alternative business combination transactions.

The Merger Agreement may be terminated by mutual written consent of Vision-Sciences and Uroplasty. The Merger Agreement also contains certain termination rights, including, among others, the right of either party to terminate if (i) the Merger shall not have become effective by September 30, 2015 (the “Termination Date”); (ii) the Vision-Sciences and/or Uroplasty shareholder approvals are not obtained; (iii) the other party breaches its representations and covenants and such breach would result in the closing conditions not being satisfied; (iv) more than 10% of the issued and outstanding shares of common stock of Uroplasty exercise the Minnesota statutory dissenting rights, or (v) the Merger violates applicable law that would result in the Merger being unlawful.

The Merger Agreement provides that Vision-Sciences must pay Uroplasty a termination fee of $1.5 million (the “Termination Fee”) plus expenses not to exceed $2 million (the “Expenses”) if the Merger Agreement is terminated because (a) the Vision-Sciences board of directors or committee thereof (i) makes an Adverse Recommendation Change (as defined in the Merger Agreement), (ii) does not include its recommendation in the joint proxy statement/prospectus filed with the SEC, or (iii) publicly proposes to take any actions in clauses (i) and (ii); (b) Vision-Sciences materially breaches the non-solicitation clause of the Merger Agreement, or the amendments to the convertible notes and warrants held by Mr. Pell (described below) have been terminated, amended or modified; or (c) Vision-Sciences enters into a definitive agreement with respect to a Superior Proposal (as defined in the Merger Agreement) prior to obtaining the requisite Vision-Sciences shareholder approval, and while in compliance with the non-solicitation clause of the Merger Agreement. In addition, Vision-Sciences must pay Uroplasty the Expenses if, prior to Vision-Sciences’ shareholder meeting to approve the Merger Agreement and the transactions contemplated thereby, an Acquisition Proposal (as defined in the Merger Agreement) with respect to Vision-Sciences is publicly proposed and Vision-Sciences or Uroplasty terminate the Merger Agreement due to Vision-Sciences’ breach of representations, warranties or covenants such that the closing conditions cannot be met, or failure to obtain the necessary shareholder vote.

The Merger Agreement also provides that Uroplasty must pay Vision-Sciences the Termination Fee plus Expenses if the Merger Agreement is terminated because (a) the Uroplasty board of directors or committee thereof (i) makes an Adverse Recommendation Change, (ii) does not include its recommendation in the joint proxy statement/prospectus filed with the SEC, or (iii) publicly proposes to take any actions in clauses (i) and (ii), (b) Uroplasty materially breaches the non-solicitation clause of the Merger Agreement, or (c) Uroplasty enters into a definitive agreement with respect to a Superior Proposal prior to obtaining the requisite Uroplasty shareholder approval, and while in compliance with the non-solicitation clause of the Merger Agreement. In addition, Uroplasty must pay Vision-Sciences the Expenses if, prior to Uroplasty’s shareholder meeting to approve the Merger Agreement and the transactions contemplated thereby, an Acquisition Proposal with respect to Uroplasty is publicly proposed and Vision-Sciences or Uroplasty terminate the Merger Agreement due to Uroplasty’s breach of representations, warranties or covenants such that the closing conditions cannot be met, or failure to obtain the necessary shareholder vote.

This summary of the principal terms of the Merger Agreement and the copy of the Merger Agreement filed as an exhibit to this report are intended to provide information regarding the terms of the Merger Agreement and are not intended to modify or supplement any factual disclosures about Vision-Sciences in its public reports filed with the SEC. In particular, the Merger Agreement and related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Vision-Sciences .

The Merger Agreement includes customary representations, warranties and covenants of Vision-Sciences, Merger Sub and Uroplasty made solely for the benefit of the parties to the Merger Agreement. The assertions embodied in those representations and warranties were made solely for purposes of the contract among Vision-Sciences, Merger Sub and Uroplasty and may be subject to important qualifications and limitations agreed to by Vision-Sciences, Merger Sub and Uroplasty in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to Vision-Sciences’ SEC filings or may have been used for purposes of allocating risk among Vision-Sciences, Merger Sub and Uroplasty rather than establishing matters as facts. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts of Vision-Sciences, Merger Sub and Uroplasty or any of the respective subsidiaries or affiliates.

Voting Agreements

In addition, concurrently with the execution of the Merger Agreement, each of Uroplasty and Vision-Sciences entered into Voting Agreements with the other’s officers and directors, respectively, representing shareholders holding approximately 39.1% of Vision-Sciences’ outstanding shares of common stock and representing shareholders holding approximately 4.2% of Uroplasty’s outstanding shares of common stock, pursuant to which, among other things and subject to the terms and conditions therein, such shareholders agreed to vote their Vision-Sciences and Uroplasty shares of common stock in favor of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement. The shareholders have also agreed to vote their Vision-Sciences and Uroplasty shares against any Acquisition Proposal (other than the Merger), including any Superior Proposal.

The Voting Agreements will terminate upon the earliest of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, or (iii) in the case of the Voting Agreement with Vision-Sciences, written notice by Vision-Sciences to the shareholder parties to the Voting Agreement and, in the case of the Voting Agreement with Uroplasty, written notice by Uroplasty to the shareholder parties to the Voting Agreement.

Amendments to Pell Notes and Warrants

Concurrently with the execution of the Merger Agreement, Vision-Sciences and Lewis C. Pell, the Chairman of Vision-Sciences’ Board of Directors, entered into amendments (the “Pell Amendments”) to all of the convertible promissory notes and warrants held by Mr. Pell as follows: convertible promissory note dated September 19, 2012 in the aggregate principal amount of $20 million; convertible promissory note dated September 25, 2013 in the aggregate principal amount of $3.5 million; convertible promissory note dated June 16, 2014 in the aggregate principal amount of $5 million (collectively, the “Notes”); warrants dated November 9, 2009 to purchase 272,727 shares of Vision-Sciences common stock; warrants dated November 9, 2009 to purchase 378,788 shares of Vision-Sciences common stock; and warrants dated September 30, 2011 to purchase 1,229,105 shares of Vision-Sciences common stock (collectively, the “Warrants”). In addition, Vision-Sciences and Mr. Pell agreed to terminate the existing letter agreement dated October 24, 2014 (the “Pell Letter”), which requires Mr. Pell to provide additional liquidity to Vision-Sciences in certain circumstances. The Pell Amendments and the Pell Letter will become automatically effective without further action by Vision-Sciences or Mr. Pell at the effective time of the Merger.

The amendments to the Notes extend the maturity date of each Note from the fifth anniversary of the issuance date to the fifth anniversary of the effective date of the Merger or an earlier change of control (as defined in the Pell Amendments). Except as provided below, the amendments also prevent the Notes from being converted until after three years following the effective date of the Merger or, if earlier, three days prior to the record date for the declaration of any dividend or distribution on the common stock in cash or other property other than common stock. The Notes may be converted earlier prior to a change in control or in connection with Vision-Sciences’ prepayment of the Notes. The Notes as amended may be prepaid, at the option of the combined company and upon 15 days’ notice to Mr. Pell, without other premium or penalty, with a combination of cash and common stock. Interest on the amended Notes is payable on the maturity date or upon repayment or conversion of all or any portion of the principal under the Note. The amended Notes are subordinated to loans incurred by the combined company to finance certain strategic initiatives, in each case as reasonably approved by Mr. Pell.

The amendments to the Warrants extend the period during which the Warrants may be exercised to the later of (i) the maturity date of the Notes or (ii) the date that the Notes are paid in full or converted into shares of Vision-Sciences common stock in accordance with their terms. The Warrants may be exercised effective immediately prior to the closing of an event constituting a change in control (other than the Merger).

The foregoing description of the Merger Agreement, the Pell Amendments, the Voting Agreement and the Pell Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, the Pell Amendments, the Voting Agreement and the Pell Letter between Vision-Sciences and certain of Uroplasty’s shareholders, which are filed as Exhibits 2.1, 4.1, 4.2, 4.3, 4.4, 10.1 and 10.2 hereto, respectively, and incorporated herein by reference.

Item 8.01     Other Events.

On December 22, 2014, Vision-Sciences and Uroplasty issued a joint press release announcing the execution of the Merger Agreement, a copy of which is filed as Exhibit 99.1 hereto and incorporated herein by reference.

Item 9.01     Financial Statements and Exhibits.

(d)     Exhibits.

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of December 21, 2014, among Vision-Sciences, Inc., Visor Merger Sub LLC and Uroplasty, Inc.*

4.1	Amendment to 2012 Convertible Promissory Note dated as of December 21, between Vision-Sciences, Inc. and Lewis C. Pell

4.2	Amendment to 2013 Convertible Promissory Note dated as of December 21, between Vision-Sciences, Inc. and Lewis C. Pell

4.3	Amendment to 2014 Convertible Promissory Note date as of December 21, between Vision-Sciences, Inc. and Lewis C. Pell

4.4	Letter Agreement dated December 21, 2014 between Vision-Sciences, Inc. and Lewis C. Pell regarding the extension of warrants

10.1	Voting Agreement, dated as of December 21, 2014, between Vision-Sciences, Inc. and certain shareholders of Uroplasty, Inc.

10.2	Letter Agreement dated December 21, 2014 between Vision-Sciences, Inc. and Lewis C. Pell regarding termination of maintenance of liquidity obligation

99.1	Joint Press Release of Uroplasty, Inc. and Vision-Sciences, Inc. dated December 22, 2014

* Certain schedules to the Agreement and Plan of Merger have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. Vision-Sciences will furnish copies of any such schedules to the SEC upon request.

Cautionary Statements Related to Forward-Looking Statements

This current report on Form 8-K includes forward-looking statements.  These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning.  Forward-looking statements in this Form 8-K include, but are not limited to, statements about the benefits of the transaction; expected revenue growth rates; the expected timing of the completion of the transaction; and the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services.  Each forward-looking statement contained in this Form 8-K is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement.  Applicable risks and uncertainties include, among others, uncertainties as to the timing of the transaction; uncertainties as to whether Uroplasty shareholders and Vision-Sciences shareholders will approve the transaction; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; the risk that shareholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of either company’s control; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of Uroplasty and Vision-Sciences may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; operating costs and business disruption following completion of the transaction, including adverse effects on employee retention and on each company’s respective business relationships with third parties; transaction costs; actual or contingent liabilities; the adequacy of the combined company’s capital resources; and the risks identified under the heading “Risk Factors” in Uroplasty’s Annual Report on Form 10-K for the fiscal year ended March 31, 2014, filed with the SEC on June 9, 2014, and Vision-Sciences’ Annual Report on Form 10-K for the fiscal year ended March 31, 2014, filed with the SEC on May 30, 2014, as well as both companies’ subsequent Quarterly Reports on Form 10-Q and other information filed by each company with the SEC. Uroplasty and Vision-Sciences caution investors not to place considerable reliance on the forward-looking statements contained in this press release.  You are encouraged to read Uroplasty’s and Vision-Sciences’ filings with the SEC, available at www.sec.gov, for a discussion of these and other risks and uncertainties. The forward-looking statements in this press release speak only as of the date of this release, and Uroplasty and Vision-Sciences undertake no obligation to update or revise any of these statements.  Uroplasty’s and Vision-Sciences’ businesses are subject to substantial risks and uncertainties, including those referenced above.  Investors, potential investors, and others should give careful consideration to these risks and uncertainties.

Important Additional Information and Where to Find It

In connection with the proposed merger, Vision-Sciences plans to file with the U.S. Securities and Exchange Commission a registration statement on Form S-4 that will include a joint proxy statement of Vision-Sciences and Uroplasty that also constitutes a prospectus of Vision-Sciences. Vision-Sciences and Uroplasty will make the joint proxy statement/prospectus available to their respective shareholders. Investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information. The registration statement, definitive joint proxy statement/prospectus and other documents filed by Vision-Sciences and Uroplasty with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Vision-Sciences and Uroplasty. Requests for copies of the joint proxy statement/prospectus and other documents filed by filed by Vision-Sciences with the SEC may be made by contacting Gary Siegel, Vice President, Finance by phone at (845) 848-1085 or by email at Gary.Siegel@VisionSciences.com, and request for copies of the joint proxy statement/prospectus and other documents filed by Uroplasty may be made by contacting Brett Reynolds, Senior Vice President, Chief Financial Officer by phone at (952) 426-6152 or by email at brett.reynolds@Uroplasty.com.

Participants in the Solicitation

Vision-Sciences, Uroplasty, their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Vision-Sciences’ and Uroplasty’s shareholders in connection with the proposed transaction. Information regarding Vision-Sciences’ directors and executive officers is contained in Vision-Sciences’ annual report on Form 10-K for the fiscal year ended March 31, 2014, which was filed with the SEC on May 30, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on June 17, 2014. Information about the directors and executive officers of Uroplasty and their ownership of Uroplasty stock is set forth in Uroplasty’s annual report on Form 10-K for the fiscal year ended March 31, 2014, which was filed with the SEC on June 9, 2014 and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on July 22, 2014. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers and employees of Vision-Sciences and Uroplasty may have direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of Vision-Sciences and Uroplasty shareholders will be included in the joint proxy statement/prospectus filed with the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION-SCIENCES, INC.

By:	/s/ Howard I. Zauberman
	Name:	Howard I. Zauberman
	Title:	President and Chief Executive Officer

Date:  December 22, 2014

VISION-SCIENCES, INC.

CURRENT REPORT ON FORM 8-K

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of December 21, 2014, among Vision-Sciences, Inc., Visor Merger Sub LLC and Uroplasty, Inc.*

4.1	Amendment to 2012 Convertible Promissory Note dated as of December 21, between Vision-Sciences, Inc. and Lewis C. Pell

4.2	Amendment to 2013 Convertible Promissory Note dated as of December 21, between Vision-Sciences, Inc. and Lewis C. Pell

4.3	Amendment to 2014 Convertible Promissory Note date as of December 21, between Vision-Sciences, Inc. and Lewis C. Pell

4.4	Letter Agreement dated December 21, 2014 between Vision-Sciences, Inc. and Lewis C. Pell regarding the extension of warrants

10.1	Voting Agreement, dated as of December 21, 2014, between Vision-Sciences, Inc. and certain shareholders of Uroplasty, Inc.

10.2	Letter Agreement dated December 21, 2014 between Vision-Sciences, Inc. and Lewis C. Pell regarding termination of maintenance of liquidity obligation

99.1	Joint Press Release of Uroplasty, Inc. and Vision-Sciences, Inc. dated December 22, 2014

* Certain schedules to the Agreement and Plan of Merger have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. Vision-Sciences will furnish copies of any such schedules to the SEC upon request.